Exhibit 21

Subsidiaries

The following is a list of subsidiaries of Stanley Furniture Company, Inc. as of December 31, 2011:

September 30,
Jurisdiction
Name of Subsidiary	of Organization

Stanley Furniture of Robbinsville, LLC	North Carolina

Stanley Furniture Company 2.0, LLC	Virginia